Exhibit 99.1

Alterity Therapeutics Announces 1-for-10 Reverse ADS Split (consolidation)

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 6 January 2023: Alterity Therapeutics Limited (“Alterity” or the “Company”) (ASX:ATH, NASDAQ:ATHE), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, today announced that its Board of Directors approved a ratio change of its American Depository Shares (ADSs) to Ordinary Shares (the “ADS Ratio”) from the current ADS Ratio of 1 ADS representing 60 Ordinary Shares to 1 ADS representing 600 Ordinary Shares (the “ADS Ratio Change”). The ADS Ratio Change will be effective on January 9, 2023. Beginning with the opening of trading on Monday, January 9, 2023, Alterity’s ADS will continue to trade on the Nasdaq Capital Market under the symbol “ATHE,” but will trade on a split-adjusted basis under a new CUSIP number 02155X205.

As a result of the reverse split, every ten (10) existing ADSs will be exchanged for one (1) new ADS. The Bank of New York Mellon (the “Depositary”), as the depositary bank for the Company’s ADS program, will arrange for the exchange of current ADSs for new ADSs.

No fractional new ADSs will be issued in connection with the ADS Ratio Change. Instead, fractional entitlements to new ADSs will be aggregated and sold by the Depositary and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the Depositary. The ADS Ratio Change will have no impact on the Company’s underlying Ordinary Shares traded on the ASX, and no Ordinary Shares will be issued or cancelled in connection with the ADS Ratio Change.

Alterity’s Board of Directors approved the ADS ratio change with the objective of regaining compliance with the minimum bid price of $1.00 per share as outlined in the NASDAQ Listing Rules. The Company has until February 23, 2023 to regain compliance. The Company can give no assurance that this event will result in the company meeting NASDAQ’s minimum bid price requirement.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company’s lead asset, ATH434, has the potential to treat various Parkinsonian disorders. Alterity also has a broad drug discovery platform generating patentable chemical compounds to intercede in disease processes. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Investor and Media Contacts:

Australia

Ana Luiza Harrop

we-aualteritytherapeutics@we-worldwide.com

+61 452 510 255

U.S.

Remy Bernarda

remy.bernarda@iradvisory.com

+1 (415) 203-6386

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, uncertainties relating to the impact of the novel coronavirus (COVID-19) pandemic on the company’s business, operations and employees, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company’s intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.